16003471

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

SEC Mail Processing Section
FEB 25 2016
Washington DC
409

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47759

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RD CAPITAL GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

MCS PLAZA SUITE 305, 255 PONCE DE LEON AVENUE
(No. and Street)

SAN JUAN (City) PUERTO RICO (State) 00917-1903 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RAMON DOMINGUEZ (787) 282-0303
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KEVANE GRANT THORNTON LLP
(Name – *if individual, state last, first, middle name*)

33 BOLIVIA STREET, 4th FLOOR (Address) SAN JUAN (City) PR (State) 00917 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Aff: 266

OATH OR AFFIRMATION

I, Ramon Dominguez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RD Capital Group, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & CEO

Title

Notary Public #19101

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RECIBO
10956733
EFECTIVO
CAAPR
01/27/2016
$5.00
$5 Sello Asistencia Legal
54853-2016-0127-70659525

REYMERIK APONTE LOPEZ • ABOGADO NOTARIO •

Kevane
Grant Thornton

Financial Statements and Report of Independent Registered Public Accounting Firm

RD Capital Group, Inc.

December 31, 2015 and 2014

RD Capital Group, Inc.

Table of Contents

Kevane
Grant Thornton

Report of Independent Registered Public Accounting Firm

Kevane Grant Thornton LLP
33 Calle Bolivia, Ste 400
San Juan, Puerto Rico 00917-2013

T +1 787 754 1915
F +1 787 751 1284
www.kevane.com

To the Stockholder and Board of Directors of
RD Capital Group, Inc.:

We have audited the accompanying balance sheets of **RD Capital Group, Inc.** ("the Company"), as of December 31, 2015 and 2014, and the related statements of operations and accumulated deficiency, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RD Capital Group, Inc. as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

The Schedule I – Computation of net capital under Rule 15c 3-1 of the Securities and Exchange Commission and Schedule II – Reconciliation of aggregate indebtedness pursuant to Rule 17a-5 (D)(4) of the Securities and Exchange Commission (the "Schedules") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Schedules are the responsibility of the Company's management. Our audit procedures included determining whether the Schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Schedules. In forming our opinion on the Schedules, we evaluated whether the Schedules, including its form and content are presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Schedule I – Computation of net capital under Rule 15c 3-1 of the Securities and Exchange Commission and Schedule II – Reconciliation of aggregate indebtedness pursuant to Rule 17a-5 (D)(4) of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

San Juan, Puerto Rico,
February 23, 2016.

Kevane Grant Thornton LLP

E205261
COLEGIO DE CONTADORES PUBLICOS AUTORIZADOS
KEVANE GRANT THORNTON LLP
CERTIFIED PUBLIC ACCOUNTANTS
LICENSE NO.
$5.00

RD Capital Group, Inc.

Balance Sheets
December 31, 2015 and 2014

Assets

	2015	2014
Cash	$ 53,055	$ 82,481
Deposit with Clearing House:		
Investment in marketable securities	109,768	-
Cash	-	100,000
Due from stockholder	934	934
Due from related company	-	1,721
Other accounts receivable	400	2,066
Prepaid expenses	6,783	6,533
	170,940	193,735
Property and equipment:		
Furniture and fixtures	74,012	74,012
Computers and other office equipment	5,376	5,376
Leasehold improvements	12,998	12,998
	92,386	92,386
Less- Accumulated depreciation and amortization	(92,386)	(92,386)
Net property and equipment	-	-
Total assets	$ 170,940	$ 193,735

Liabilities and Stockholder's Equity

	2015	2014
Accounts and other commissions payable	$ 7,861	$ 22,318
Accrued payroll taxes and withholdings	3,527	1,796
Income and related tax payable	2,000	35,223
Accrued interest and penalties	-	5,046
Due to stockholder	28,607	-
Other accrued expenses	47,146	31,484
Total liabilities	89,141	95,867
Stockholder's equity:		
Common stock, $1 par value, 1,000,000 shares authorized, 35,000 shares issued and outstanding	35,000	35,000
Additional paid-in capital	273,421	273,421
Accumulated deficiency	(226,622)	(210,553)
Total stockholder's equity	81,799	97,868
Total liabilities and stockholder's equity	$ 170,940	$ 193,735

The accompanying notes are an integral part of these balance sheets.

RD Capital Group, Inc.

Statements of Operations and Accumulated Deficiency
Year Ended December 31, 2015 and 2014

	2015	2014
Revenues:		
Commissions and fees	$ 886,511	$ 945,952
Interest and other income	518	1,289
Total revenues	887,029	947,241
Operating expenses:		
Employee compensation, commissions, payroll taxes and benefits	433,119	400,439
Occupancy costs and office expenses	202,905	195,282
Communications and postage	74,306	71,179
Travel and entertainment	59,473	81,950
Professional and temporary services	33,873	78,496
Dues, subscriptions and other registration fees	32,030	36,598
Property, municipal and other taxes	25,425	33,983
Auto	17,982	16,425
Clearing fees	15,725	50,876
Interest and penalties	-	2,450
Others	7,521	17,838
Total operating expenses	902,359	985,516
Operating loss before income tax (expense) benefit	(15,330)	(38,275)
Income tax (expense) benefit - current	(739)	1,645
Net loss	(16,069)	(36,630)
Accumulated deficiency, beginning of year	(210,553)	(173,923)
Accumulated deficiency, end of year	$ (226,622)	$ (210,553)

The accompanying notes are an integral part of these statements.

RD Capital Group, Inc.

Statements of Changes in Stockholder's Equity
December 31, 2015 and 2014

	Common Stock	Additional Paid-in Capital	Accumulated Deficiency	Total
Balances, December 31, 2013	$ 35,000	$ 273,421	$ (173,923)	$ 134,498
Net loss	-	-	(36,630)	(36,630)
Balances, December 31, 2014	35,000	273,421	(210,553)	97,868
Unrealized holding gain (loss) on marketable securities	-	-	-	-
Net loss	-	-	(16,069)	(16,069)
Balances, December 31, 2015	$ 35,000	$ 273,421	$ (226,622)	$ 81,799

The accompanying notes are an integral part of these statements.

RD Capital Group, Inc.

Statements of Cash Flows
Years Ended December 31, 2015 and 2014

	2015	2014
Cash flows from operating activities:		
Commissions and fees received	$ 887,029	$ 947,241
Operating expenses paid	(874,446)	(1,141,376)
Income taxes paid	(33,962)	(35,264)
Net cash used in operating activities	(21,379)	(229,399)
Cash flows used in investing activities- purchase of marketable securities, net	(9,768)	-
Cash flows provided by (used in) financing activities- collections from/advances to related companies	1,721	(1,721)
Decrease in cash during the year	(29,426)	(231,120)
Cash, beginning of year	82,481	313,601
Cash, end of year	$ 53,055	$ 82,481
Reconciliation of net loss to net cash used in operating activities:		
Net loss	$ (16,069)	$ (36,630)
Adjustments to reconcile net loss to net cash used in operating activities-		
(Increase) decrease in assets-		
Other accounts receivable	1,666	1,681
Prepaid expenses	(250)	686
Increase (decrease) in liabilities-		
Accounts and other commissions payable	(14,457)	4,871
Accrued payroll taxes and withholdings	1,731	(8,211)
Income and related tax payable	(33,223)	(36,909)
Accrued interest and penalties	(5,046)	5,046
Commissions payable to stockholder	28,607	(155,500)
Other accrued expenses	15,662	(4,433)
Total adjustments	(5,310)	(192,769)
Net cash used in operating activities	$ (21,379)	$ (229,399)

Non-cash investing transactions:

As of December 31, 2015, the Company invested in equity securities $100,000 the Company had in a broker account and which is presented as deposit with Clearing House in the accompanying balance sheets.

The accompanying notes are an integral part of these statements.

(1) **Organization and summary of significant accounting policies:**

Organization –
RD Capital Group, Inc. (the Company) is a closely held corporation organized under the laws of the Commonwealth of Puerto Rico on July 26, 1994, and is primarily engaged in rendering brokerage and investment advisory services. The Company does not carry securities accounts for customers nor does it render custodial functions of customer securities. Orders are received from customers and placed via Pershing LLC (a subsidiary of The Bank of New York Mellon Corporation), a correspondent U.S. based firm who maintains all accounts for the customers.

The most significant accounting policies followed by the Company are the following:

Summary of significant accounting policies –

(a) Basis of presentation –
The Company's fiscal year ends on December 31st of each year. All references to years in these notes to the financial statements represent the fiscal years then ended, unless otherwise noted. The Company has evaluated subsequent events through February 23, 2016, the date the financial statements were available to be issued.

(b) Revenue recognition –
Commission revenues are earned mainly from the trading of securities, and are recorded on a trade date basis. Other revenues are recorded following the accrual basis of accounting.

(c) Property and equipment –
Property and equipment is recorded at cost and are amortized using the straight-line method over the estimated useful lives on the assets. Leasehold improvements are amortized using the straight line method over the estimated useful life or the remaining lease life, whichever is shorter. Maintenance and repairs are charged to operations when incurred. Betterments and renewals which substantially increase the life of individual assets are capitalized. All property and equipment are fully depreciated.

(d) Long-lived assets –
Management reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Recoverability of assets to be held and used (the fair value) is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of assets. Assets to be disposed of are reported at the lower of the carrying amount or fair market value less costs to sell.

(e) Investment in marketable security –
The Company maintains an investment in marketable securities, which is classified as available-for-sale. The investment is stated at fair value, with net unrealized gains or losses (none in 2015 and 2014) recorded as accumulated other comprehensive income and recorded as a separate component of the stockholder's equity. Realized investment gains and losses are recorded using the specific identification method for determining the cost of securities and are included in current earnings.

(f) Fair value measurements –
Investment in marketable securities with readily determinable fair value and all investments in debt securities are reported at their fair values in the balance sheets. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Accounting principles generally accepted in the United States of America (US GAAP) also establishes a framework for measuring fair value and expends disclosures about fair value measurements. See Note (4).

(g) Income taxes –
Income taxes are accounted for using the asset and liability method under which deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities and operating loss carry forwards. The effect of deferred taxes for a change in tax rates is recognized in the period that includes the enactment date. Management provides a valuation allowance against the deferred tax assets for amounts which are not considered "more likely than not" to be realized.

The Company follows the accounting standard on accounting for uncertainty in income taxes, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also addresses de-recognition, classification, interest and penalties on income taxes, and accounting in interim periods.

(h) Use of estimates –
In preparing financial statements in conformity with US GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, and the recorded amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(i) Concentration of credit risk –
Financial instruments that potentially expose the Company to concentration of credit risk only include bank accounts. The Company maintains these accounts at reputable financial institutions. While the Company attempts to limit any financial exposure, its deposit balances may, at times, exceed federally insured limits. The Company has not experienced any losses on such accounts.

For the years ended December 31, 2015 and 2014, two customers and four customers, respectively, accounted for 63% and 56% of the Company's revenues, respectively. However, management believes that it is not reasonably possible that events that could cause severe impact will occur in the near term and that the Company is not vulnerable to the risk of near-term severe impact.

(2) Deposit with Clearing House:

This constant deposit is a requirement of Pershing LLC, the U.S. based firm providing clearing and custodial services for the Company and which maintains all customer accounts. As of December 31, 2015 and 2014, the total deposited amount of $100,000 was held by Pershing LLC. As of December 31, 2015, this deposit with Clearing House was invested in U.S. Treasury Bills. See Note (3).

(3) Investment in marketable securities:

The investment in marketable securities at December 31, 2015 consists of U.S. Treasury Bills, which mature on June 16, 2016. It amortized cost of $109,768 equals its fair value as of December 31, 2015.

(4) Fair value measurement:

FASB ACS 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal markets for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets and liabilities that the Company can access at the measurement date.

Level 2 – Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.

Level 3 – Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristic particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgement. Accordingly, the degree of judgement exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirely is determined based on the lowest level input that is significant to the fair value measurement in its entirely.

A description of the valuation technique applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows:

U.S. Treasury Bills – U.S. treasury bills are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. government securities are generally categorized in level 1 of the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2015. There were no assets valued at fair value as of December 31, 2014.

	Assets at fair value as of December 31, 2015			
	Level 1	Level 2	Level 3	Total
U.S. Treasury Bills	$ 109,768	$ -	$ -	$ 109,768
Total assets at fair value	$ 109,768	$ -	$ -	$ 109,768

(5) Retirement plan:

The Company has a defined employer contribution plan, which covers all of its employees with a minimum of 21 years of age and 12 months of service, with full vesting of benefits after five years of service. Future benefits and contributions to the plan cannot be anticipated since they depend upon investment performance and therefore, cannot be guaranteed. No employer contribution was made for the years ended December 31, 2015 and 2014.

(6) Income taxes:

On May 29, 2015, the Governor of Puerto Rico enacted Act No. 72 "Amendments to the 2011 Puerto Rico Internal Revenue Code". The Act provides changes to income tax and sales and use tax provisions, as well as includes the adoption of a value added tax (VAT).

Among the changes to income taxes applicable to the Company are:

1) The alternative minimum tax (AMT) will now be the higher of:
   a. AMT income at the rate of 30%, or
   b. The sum of:
      i. Purchases of personal property to related parties at rates that fluctuate from 2.5% to 6.5%, plus
      ii. Expenses or charges from related parties not subject to withholding at the rate of 20%

2) Net operating losses (NOL's) for taxable periods beginning after December 31, 2014 will be limited to 80% of the net income for regular taxes and for taxable periods ending after December 31, 2014, they will be limited to 70% of the alternative minimum net income for AMT purposes.

3) No deductions will be allowed for expenses incurred or paid to a related person that does not perform any trade or business in Puerto Rico or a home office located outside of Puerto Rico by a foreign entity engaged in trade or business in Puerto Rico though a branch.

4) For tax years beginning after December 31, 2014, carryforward of capital losses will be limited to 80% of capital gains from such sale and capital losses carried forward to subsequent years will be limited to 80% of the current year's net capital gain.

5) Expenses incurred or paid to a related person will have a disallowance of 51% for the tax year beginning after December 31, 2014.

These changes are effective for taxable years beginning after December 31, 2014.

As of December 31, 2014, the Company's taxable income was subject to certain tax rules, as follows:

1) The income tax rates ranged from 25% to 39%.

2) The net operating loss (NOL) deduction was limited to 90% of taxable income for regular income tax purposes and to 80% for alternate minimum tax purposes, and their carryover period was twelve (12) years for losses incurred between 2005 and 2012. For losses incurred in 2013 and after the carryover period was ten (10) years.

3) Fifty-one percent (51%) of the deduction for expenses incurred or paid to related parties not engaged in trade or business in Puerto Rico or to a home office are disallowed if payments are not subject to income or withholding tax in Puerto Rico.

4) Expenses to related parties subject to withholding were not deductible if not actually paid and the withholding made and deposited.

On July 1, 2014, the Governor of Puerto Rico signed Act 77, "Law for Adjustments to the Tax System", which contains multiple amendments to the Puerto Rico Internal Revenue Code of 2011, as amended (the "Code"). Among the corporate income tax provisions of the new Act the most important change that affected the Company relates to the additional tax on gross income.

Additional tax on gross income is applicable to the Company at a rate of 1%, with an available credit of .5% of its gross income against the regular tax or AMT of the corresponding taxable year.

The additional tax imposed was no longer part of the income tax for the corresponding year and is deductible for regular income tax purposes if the same has been paid on or before the due date to file the income tax return for such year. Tax credits generated or acquired by the Company at any time will not be allowed as credit against the additional tax imposed. This tax was eliminated effective for taxable year 2015.

Differences between financial statements and taxable income consist mainly of temporary differences with respect mainly to the non-deductibility of certain expenses for tax purposes.

The income tax (expense) benefit for the year ended December 31, 2015 and 2014 is composed of:

	2015	2014
Theoretical income tax benefit by application of statutory rates to the pre-tax income per financial statements	$ -	$ -
Tax effect of temporary and permanent differences	(2,000)	(951)
Prior year overaccrual	1,261	2,596
Income tax (expense) benefit	$ (739)	$ 1,645

Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements. The Company files income tax returns in the Commonwealth of Puerto Rico. With few exceptions, the Company is no longer subject to income tax examinations by tax authorities for years before 2011.

(7) Lease commitments:

The Company operates in premises, comprising of 1,892 square feet, occupied under the terms of an operating lease agreement. Effective January 1, 2015, the Company renewed the lease agreement for an additional five years period that ends on December 31, 2019. Monthly rent under the lease agreement amounted to $4,572.

The Company was also committed under the terms of a lease agreement with Healthy Aging, LLC, a related party. The agreement was effective March 1, 2014 to December 31, 2019 and provides for a monthly rent amounting to $8,707.

Total rent expense related to the above leases amounted to $159,352 and $145,100 during the years ended December 31, 2015 and 2014, respectively.

Minimum rental commitment for the next years related to the above operating lease agreements, is as follows:

Year	Amount
2016	$ 159,352
2017	159,352
2018	159,352
2019	159,352
	$ 637,408

In addition, the Company leases two vehicles under operating lease agreements. Future minimum rental commitment under these leases, through their expiration dates are as follows:

Year	Amount
2016	$ 7,976
2017	4,704
2018	10,050
	$ 22,730

Rent expense for these vehicle operating leases for the years ended December 31, 2015 and 2014 amounted to $14,522, for each year.

(8) Related party transactions:

The Company engaged in transactions with related parties mainly for commissions paid to the stockholder, payments made on behalf of a related company, rent expenses, among others. In addition, including in the statements of operations and accumulated deficiency are revenues and expenses resulting from various securities trading activities with related parties, as well as fees for administrative services performed by the Company. The following table sets forth the Company's related party transactions as of and during the years ended December 31, 2015 and 2014:

	2015	2014
Commission revenue-Stockholder	$ 466,547	$ 138,369
Clearing charges resulting from the trading of securities with the Stockholder	$ 2,754	$ 2,700
Commission paid to Stockholder	$ 175,000	$ 108,000
Due to Stockholder	$ 28,607	$ -
Due from Stockholder	$ 934	$ 934
Due from San Juan Holdings, Inc.	$ -	$ 1,721

During the years ended December 31, 2015 and 2014, the Company incurred in rent expenses related to an agreement with Healthy Aging, LLC, a related company, for the amount of $104,484 and $87,070, respectively.

(9) Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Furthermore, equity capital may not be withdrawn as cash dividends paid under certain conditions.

At December 31, 2015 and 2014, the Company had the following net capital figures (see related Schedule I):

Capital Ratio	Required Net Capital	Net Capital	Excess Net Capital Amount
0.84 to 1	$ 50,000	$ 71,962	$ 21,962
1.11 to 1	$ 50,000	$ 86,475	$ 36,475

(10) Supplementary information:

The accompanying Schedules I and II have been prepared in accordance with the requirements and general format of FOCUS Form X-17a-5.

Other schedules, such as, Statement of Changes in Liabilities Subordinated to Claims of General Creditors, Determination of Reserve Requirements, Information Relating to the Possession or Control Requirements, and Schedule of Segregation Requirements and Funds in Segregation, which are required per SEC Rule 15c3-3 are omitted as being not applicable since, during the years ended December 31, 2015 and 2014, the Company has not had activities that would need to be disclosed on such schedules.

(11) Contingencies:

The Company, at times, may be involved in litigation relating to matters that arises in the ordinary course of its operations and activities. Such matters are contested by the Company's legal counsel or covered by insurance. It is management and its legal counsels' opinion, that the final outcome of such claims and legal proceedings when they arise, will not materially affect the operations of the Company.

During the year ended December 31, 2014, the Company resolved legal matters from previous years and management believes that the same will not have an adverse effect on the Company's future results of operations or financial position.

RD Capital Group, Inc.

Schedule I

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2015 and 2014

	2015	2014
Net Capital:		
Total stockholder's equity	$ 81,799	$ 97,868
Less- Non-allowable assets-		
Petty cash	485	139
Account receivable from stockholder	934	934
Account receivable from related company	-	1,721
Other accounts receivable	400	2,066
Prepaid expenses	6,783	6,533
Total non-allowable assets	8,602	11,393
Less- Haircuts on securities-		
Investment in marketable securities	1,235	-
Net capital	$ 71,962	$ 86,475
Aggregate indebtedness:		
Items included in the accompanying balance sheets -		
Accounts and other commissions payable	$ 7,861	$ 22,318
Accrued payroll taxes and withholdings	3,527	1,796
Income and related tax payable	2,000	35,223
Other accrued expenses	47,146	36,530
Total aggregate indebtedness	$ 60,534	$ 95,867
Computation of basic net capital requirement:		
Minimum net capital required (aggregate indebtedness ÷ by 15)	$ 4,036	$ 6,391
Minimum dollar net capital requirement	$ 50,000	$ 50,000
Net capital requirement (highest of above amounts)	$ 50,000	$ 50,000
Excess net capital (net capital -- $50,000)	$ 21,962	$ 36,475
Net capital less the greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$ 11,962	$ 26,475
Ratio: Aggregate indebtedness to net capital	.84 to 1	1.11 to 1
Reconciliation with Company's computation (included in Part IIA Form X-17A-5 as of December 31, 2015 and 2014):		
Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$ 71,962	$ 86,475
Net audit adjustments	-	-
Net capital per above	$ 71,962	$ 86,475

Reconciliation of Aggregate Indebtedness Pursuant to Rule 17A-5 (D)(4)
of the Securities and Exchange Commission
December 31, 2015 and 2014

		2015		2014
Reconciliation with Company's computation (included in Part IIA Form X-17A-5 as of December 31, 2015 and 2014):				
Aggregate indebtedness as reported in Company's Part IIA (Unaudited) FOCUS report	$	60,534	$	95,867
Audit adjustments		-		-
Schedule I	$	60,534	$	95,867

Kevane
Grant Thornton

www.kevane.com
www.gti.org

Kevane
Grant Thornton

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to the SIPC Assessment Reconciliation

RD Capital Group, Inc.

For the Year Ended December 31, 2015

Kevane
Grant Thornton

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to the SIPC Assessment Reconciliation

Kevane Grant Thornton LLP
33 Calle Bolivia, Ste 400
San Juan, Puerto Rico 00917-2013
T +1 787 754 1915
F +1 787 751 1284
www.kevane.com

To the Stockholder and Board of Directors of
RD Capital Group, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by **RD Capital Group, Inc.** ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments in Form SIPC-7 with respective cash disbursement records entries.

   The Company made the following general assessment payments, as reported in Form SIPC-7 corresponding to the year ended December 31, 2015:

Check Number	Check Date	Check Amount	Bank Clearing Date
12746	7/21/2015	$ 990	7/30/2015
12931	1/19/2016	$ 1,179	2/1/2016

   We found no exceptions as a result of the procedure.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015.

Audited Form X-17A-5	Total Revenues Form SIPC-7	Difference
$ 887,029	$ 887,029	$ -

We found no exceptions as a result of the procedure.

3. Compared any adjustments reported in Form SIPC-7 with the internal Company's trial balance (general ledger) for the year ended December 31, 2015.

Adjustment per Form SIPC-7	Amount
Deductions:	
Clearing firm charges	$ 15,725
Short sales interest expense	3,600
Total	$ 19,325

We found no exceptions as a result of the procedure.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the General Assessment Payment Form (SIPC-6) for the year ended December 31, 2015.

We found no exceptions as a result of the procedure.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed.

This step does not apply since there were no overpayments of general assessment fees for the year ended December 31, 2015.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

San Juan, Puerto Rico
February 23, 2016.

Kevane Grant Thornton LLP

KEVANE GRANT THORNTON LLP
LICENSE NO. 217
CERTIFIED PUBLIC ACCOUNTANTS

Kevane
Grant Thornton

Exemption Report Together with Independent Registered Public Accounting Firm's Review Report

RD Capital Group, Inc.

For the Year Ended December 31, 2015

RD Capital Group, Inc.

Table of Contents

Kevane
Grant Thornton

Exemption Report Together with Independent Registered Public Accounting Firm's Review Report

Kevane Grant Thornton LLP
33 Calle Bolivia, Ste 400
San Juan, Puerto Rico 00917-2013

T +1 787 754 1915
F +1 787 751 1284
www.kevane.com

To the Stockholder and Board of Directors of

RD Capital Group, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) **RD Capital Group, Inc.** ("the Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which RD Capital Group, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) – *All customer transactions cleared through another broker-dealer on a fully disclosed basis* (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2015 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about RD Capital Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)*(2)(ii)* – *All customer transactions cleared through another broker-dealer on a fully disclosed basis* of Rule 15c3-3 under the Securities Exchange Act of 1934.

San Juan, Puerto Rico
February 23, 2016.

Kevane Grant Thornton LLP

KEVANE GRANT THORNTON LLP
CERTIFIED PUBLIC ACCOUNTANTS
LICENSE NO.

RD
CAPITAL

The Exemption Report

RD Capital Group, Inc., (the Company) is a registered broker-dealer responsible for complying with the Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers") and complying with 17 C.F.R. §240.15c3-3: 2(ii) (the "exemption provisions"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5 and the exemption provisions. To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3: 2(ii) (the "exemption provisions") under the following provisions of 17 C.F.R. §240.15c3-3(k) and:

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year from January 1, 2015 to December 31 2015 without exception.

Signature: ______________________
Zaida M. Rodriguez

Position: Chief Financial Officer

Date: January 27, 2016